# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Soulpower Acquisition Corporation, CIK 0002025608
CUSIP: G82745103
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 250 West 55th Street, 17th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535845

## Reporting persons
- Healthcare of Ontario Pension Plan Trust Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,800,000; shared voting power 0; sole dispositive power 1,800,000; shared dispositive power 0; aggregate amount beneficially owned 1,800,000 (7.2% of the class)
  Comment: In reference to Rows 5, 7 and 9 above, amount consists of Class A ordinary shares, $0.0001 par value ("Class A Shares"), of Soulpower Acquisition Corporation, a blank check company formed under the laws of the Cayman Islands (the "Issuer").
  
  In reference to Row 11 above, percentage ownership is based on 25,000,000 Class A Shares issued and outstanding as of May 15, 2025, as reported on the Issuer's quarterly report on Form 10-Q for the quarter ended on March 31, 2025, filed with the Securities and Exchange Commission on May 15, 2025.

## Item 1. Issuer
Name of issuer: Soulpower Acquisition Corporation
Address of issuer's principal executive offices: 250 West 55th Street, 17th Floor, New York, NY, 10019

## Item 2. Person Filing
Name of person filing: Healthcare of Ontario Pension Plan Trust Fund ("HOOPP")
Address of principal business office or, if none, residence: 1 York Street, Suite 1900, Toronto, Ontario, Canada, M5J 0B6
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the regulatory scheme applicable to a pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Healthcare of Ontario Pension Plan Trust Fund: /s/ Abas Kanu, VP, HOOPP Compliance Officer (08/13/2025)